                                   FORM 11-K

                             [ X ] ANNUAL REPORTS
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000


                                      OR


                             [] TRANSITION REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the one-day transition period from __________ to _________________

Commission file number 1-1153


                          Newmont Mining Corporation
              RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES
              --------------------------------------------------
                               (Title of Plans)

                          NEWMONT MINING CORPORATION
                          --------------------------
                            (Issuer of Securities)

                  1700 Lincoln Street, Denver, Colorado 80203
                  -------------------------------------------
                         (Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN
FOR HOURLY-RATED EMPLOYEES

Financial Statements And Supplemental Schedule
As Of December 31, 2000 And 1999

Together With Report Of Independent Public Accountants

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                      ----------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------


                                                                       Page(s)
                                                                       -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  1
----------------------------------------

FINANCIAL STATEMENTS:
--------------------
    Statements of Net Assets Available for Benefits
        as of December 31, 2000 and 1999                                  2

    Statement of Changes in Net Assets Available for
        Benefits for the Year Ended December 31, 2000                     3

NOTES TO FINANCIAL STATEMENTS                                            4-7
-----------------------------

SUPPLEMENTAL SCHEDULE:
---------------------
    Schedule I--Schedule of Assets (Held at End of Year)
        as of December 31, 2000                                           8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Administration Committee of the Newmont Retirement Savings Plan for Hourly-Rated Employees:

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Denver, Colorado,
      June 22, 2001.

                         NEWMONT RETIREMENT SAVINGS PLAN
                         -------------------------------

                           FOR HOURLY-RATED EMPLOYEES
                           --------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------

                                                            2000                1999
                                                       --------------     --------------
INVESTMENTS, at fair value (Notes 2 and 3):
    Registered investment companies                       $30,194,867        $32,817,951
    Employer stock                                          4,728,811          2,721,545
    Participant loans                                       3,760,763          3,849,704
                                                       --------------     --------------
               Total investments                           38,684,441         39,389,200
                                                       --------------     --------------
RECEIVABLES:
    Participant contributions                                   -                131,166
    Employer contributions                                      -                177,243
                                                       --------------     --------------
               Total receivables                                -                308,409
                                                       --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS                         $38,684,441        $39,697,609
                                                       ==============     ==============

        The accompanying notes are an integral part of these statements.

                         NEWMONT RETIREMENT SAVINGS PLAN
                         -------------------------------

                           FOR HOURLY-RATED EMPLOYEES
                           --------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income (loss)-
        Interest and dividends                                                 $  2,437,920
        Net depreciation in the fair value of investments (Notes 2 and 3)        (4,632,407)
                                                                               ------------
           Total investment income (loss)                                        (2,194,487)
                                                                               ------------
    Contributions-
        Employer                                                                  1,459,479
        Participant                                                               3,533,829
        Rollover                                                                    116,601
                                                                               ------------
           Total contributions                                                    5,109,909
                                                                               ------------
           Total additions                                                        2,915,422
                                                                               ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Payment of benefits                                                          (3,828,133)
    Administrative expenses and other                                                (7,557)
    Transfers to Newmont Retirement Savings Plan (Non-Union) (Note 1)               (92,900)
                                                                               ------------
           Total deductions                                                      (3,928,590)
                                                                               ------------
           Net decrease                                                          (1,013,168)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                            39,697,609
                                                                               ------------
    End of year                                                                 $38,684,441
                                                                               ============

         The accompanying notes are an integral part of this statement.

                        NEWMONT RETIREMENT SAVINGS PLAN
                        -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 2000 AND 1999
                          --------------------------


1.    DESCRIPTION OF PLAN:
      --------------------

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the "Plan") (formerly known as Newmont Gold Company Hourly Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan was established on October 1, 1991 by Newmont Mining Corporation (the "Company") for the benefit of all eligible employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Trust
-----

Trustee, recordkeeping and investment management services are performed by the Vanguard Group, Inc. ("Vanguard" or the "Trustee").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions
-----------------------------

Effective January 1, 2000, full time employees are eligible to participate in the Plan after 60 calendar days of service. Part time employees are eligible to participate in the Plan after one year of eligibility service, as defined by the Plan document. Participants may elect to contribute to the Plan up to 15% of their Plan eligible compensation, to a maximum of $10,500 on a pre-tax basis for the 2000 Plan year. Participants' contributions are matched 100% by the Company, not to exceed 5% of all regular compensation. Effective January 1, 1999, the Company match was made in Company common stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participants' contributions and the Company's matching contributions.

Vesting
-------

Participants are fully vested in their contributions. Participants are vested in Company contributions 20% for each year of service, up to a maximum of 100% after four years of service. Additionally, participants may become fully vested in the matching Company contributions upon death, disability, retirement, change in Company control or termination of the Plan.

Forfeited non-vested account balances are applied to future Company matching contributions. During 2000, no contributions were used to reduce Company matching contributions. At December 31, 2000 and 1999, forfeited non-vested accounts totaled $284,366 and $251,619, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

Transfers to Newmont Retirement Savings Plan (Non-Union)
--------------------------------------------------------

During 2000, certain participants had a change in employment status, in which they were no longer Union employees covered by a collective bargaining agreement. In connection with this change in employment status, approximately $92,900 was transferred from the Plan to the Newmont Retirement Savings Plan (Non-Union).

Participant Accounts
--------------------

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching and retirement contributions, and an allocation of plan earnings calculated daily based on participant account balances.

Payment of Benefits
-------------------

Upon retirement, death, disability, or termination of service, a participant may elect to receive distribution equal to his or her vested account balance. Hardship withdrawals are also allowed if certain criteria are met.

Investments
-----------

Participants may invest their contributions and their corresponding Company matching contributions in various registered investment companies and Employer stock.

Loans
-----

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 2000 and 1999. Cash equivalents and participant loans are stated at cost which approximates fair value.

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
-------------------

Benefit payments are recorded when paid.

Administrative Fees
-------------------

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3.    INVESTMENTS:
      ------------

The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 2000 and 1999 is as follows:

                                                                2000                               1999
                                                  --------------------------------    -----------------------------
                                                     Number of                          Number of
                                                     Shares or                          Shares or
                                                     Principal           Market         Principal         Market
                                                       Value              Value           Value           Value
                                                  --------------     -------------    ------------    -------------
AIM Constellation Fund, Class A                         177,718       $  5,141,383       143,172       $  5,799,909
Vanguard 500 Index Fund                                  83,248         10,144,606        86,498         11,705,760
Vanguard LifeStrategy Moderate Growth Fund              208,499          3,594,525       199,770          3,631,810
Vanguard Prime Money Market Fund                      5,129,840          5,129,840     5,456,342          5,456,342
Newmont Mining Stock                                    277,146          4,728,811       111,083          2,721,545
Participant Loans                                     3,760,763          3,760,763     3,849,704          3,849,704

During 2000, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

          Registered investment companies                    $(3,812,033)
          Employer stock                                        (820,374)
                                                             -----------
                                                             $(4,632,407)
                                                             ===========

4.    PLAN TERMINATION:
      -----------------

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan ("full termination") subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants ("partial termination") or (c) a partial discontinuance of contributions, the unvested portion of Company matching contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.

5.    TAX STATUS:
      -----------

A favorable determination letter dated December 4, 1996, has been received from the Internal Revenue Service stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator believes that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance with such requirements.

6.    RELATED PARTY TRANSACTIONS:
      ---------------------------

Plan assets are invested in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Also, certain plan assets are also invested in shares of Employer stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules.

7.    RISKS AND UNCERTAINTIES:
      ------------------------

The Plan provides for various investment options in registered investment companies and Employer stock. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risks associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.

                         NEWMONT RETIREMENT SAVINGS PLAN
                         -------------------------------

                          FOR HOURLY-RATED EMPLOYEES
                          --------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

                                                                                          Number of
                                                                                          Shares or
  Identity of Issue, Borrower,                                                            Principal         Current
     Lessor or Similar Party                    Description of Investment                   Value            Value
--------------------------------  -------------------------------------------        ---------------  ----------------
  Vanguard Fiduciary
     Trust Company:                 Registered Investment Companies:
                                       AIM Constellation Fund, Class A                   177,718       $  5,141,383
                                       Templeton Developing Markets
                                          Trust- Class I                                   6,446             68,262
                                       *Vanguard 500 Index Fund                           83,248         10,144,606
                                       *Vanguard Extended Market Index Fund               12,019            319,937
                                       *Vanguard International Growth Fund                54,359          1,025,754
                                       *Vanguard LifeStrategy Conservative
                                          Growth Fund                                    107,159          1,575,236
                                       *Vanguard LifeStrategy Growth Fund                 76,484          1,498,313
                                       *Vanguard LifeStrategy Income Fund                 46,350            602,554
                                       *Vanguard LifeStrategy Moderate
                                          Growth Fund                                    208,499          3,594,525
                                       *Vanguard Prime Money Market Fund               5,129,840          5,129,840
                                       *Vanguard Total Bond Market Index Fund             36,242            360,970
                                       *Vanguard U.S. Growth Fund                         20,839            576,195
                                       *Vanguard Wellington Fund                           1,599             45,107
                                       *Vanguard Windsor II Fund                           4,124            112,185
                                                                                                      -------------
                                                                                                         30,194,867
                                 Employer stock:
                                    *Newmont Mining Stock                                277,146          4,728,811

                                Participant Loans (a)
                                    Interest rates ranging from 8.25% - 10.5%          3,760,763          3,760,763
                                                                                                      -------------
                                                                                                        $38,684,441

* Represents a party-in-interest.

(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          Newmont Mining Corporation
                          Retirement Savings Plan for Hourly-Rated Employees


                          By:  /s/ Orlando Esquibel
                            -----------------------
                                Administration Committee Member



                          By:  /s/ Britt D. Banks
                            -----------------------
                                Vice President, General Counsel and Secretary

Dated:    June 25, 2001

                                 Exhibit Index


Exhibit No.                         Exhibit

   23                               Consent of Arthur Andersen LLP